UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	Poliwogg Regenerative Medicine Fund, Inc.

Address of Principal Business Office:	733 Third Avenue, 15th Floor New York, New York 10017

Telephone Number:	(212) 370-0535

Name and Address of Agent For Service of Process:	Brock C. Reeve President and Director Poliwogg Regenerative Medicine Fund, Inc. 733 Third Avenue, 15th Floor New York, New York 10017

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c) (1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the State of New York on the 12th day of March, 2014.

Poliwogg Regenerative Medicine Fund, Inc.

By:	/s/ Brock C. Reeve
Name:	Brock C. Reeve
Title:	President and Director

Attest:	/s/ David W. Jaffin
Name:	David W. Jaffin
Title:	Secretary and Treasurer

1(212) 318-6052

christophertafone@paulhastings.com

March 12, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Poliwogg Regenerative Medicine Fund, Inc.

Form N-6F Notice of Intent

Ladies and Gentlemen:

On behalf of Poliwogg Regenerative Medicine Fund, Inc., transmitted herewith for filing is a copy of the Notice of Intent to Elect to be Subject to Sections 55 Through 65 of the Investment Company Act of 1940 on Form N-6F for the registration of a non-diversified, closed-end management investment company that intends to elect to be regulated as a business development company pursuant to the Investment Company Act of 1940, as amended.

Should you have any questions or comments regarding the filing, please do not hesitate to contact the undersigned at the number above.

Sincerely,

/s/ Christopher J. Tafone

Christopher J. Tafone for PAUL HASTINGS LLP